UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (the “Company”) announced today that Citigroup Global Markets Limited (“Citigroup”) on September 5, 2014 filed a Hecho Relevante (“Citigroup HR”) with the Comisión Nacional del Mercado de Valores (the “CNMV”) in Spain announcing the completion of a private placement to qualified investors of a block of 35,700,000 Class B shares of the Company by Citigroup, acting as bookrunner, on behalf of FR Alfajor Holdings, S.à.r.l. (“FRAH”), for a total purchase price of €162,435,000.

The Citigroup HR states further, among other things, that FRAH has agreed with Citigroup not to sell or otherwise transfer any shares of the Company or other securities convertible into shares of the Company for a period of 30 calendar days from the completion of the transaction, subject to certain exceptions.

The Citigroup HR is available for review at http://www.cnmv.es, an Internet site maintained by the CNMV.  The Company did not participate in the preparation of the Citigroup HR.  Further, the Company makes no representation as to the accuracy or completeness of the information contained in Citigroup HR and disclaims any responsibility therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 8, 2014	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary